ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

March 16, 2010	Jeremy McLeod
(617) 951-7647
Jeremy.McLeod@ropesgray.com

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Sheila Stout, Esq.

Re: Martin Currie Business Trust (Registration No. 811- 08612) — Responses to Comments Regarding Registration Statement on Form N-1A

Dear Ms. Stout:

On August 28, 2009, the Martin Currie Business Trust (the “Trust,” and each of its series, a “Fund”) filed Post-Effective Amendment No. 17, the Trust’s annual updating amendment (the “Amendment”), to its Registration Statement on Form N-1A (the “Registration Statement”), pursuant to Section 8(b) of the Investment Company Act of 1940, as amended.  On September 24, 2009, you provided, via telephone, oral comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Amendment.  We submitted a comment response letter on November 24, 2009 in which we responded to your comments of September 24.  On January 12, 2010, you provided, via telephone, additional oral comments of the Staff regarding the Amendment.  We respectfully submit this comment response letter on behalf of the Trust in response to your comments of January 12 and have, for your convenience, summarized the Staff’s comments, followed by the Trust’s responses, below.

1.                                       Comment:  The Principal Investment Strategies for the Global Equity Fund state that “[u]nder normal circumstances, the Fund will invest in securities of issuers located in at least three different countries represented in the index.”  Please confirm whether the Global Equity Fund has a minimum or target percentage of assets that will be invested outside the U.S.

Response:  The Trust confirms that there is no established minimum or target percentage of assets of the Global Equity Fund that will be invested outside the U.S.  However, the portfolio management team currently considers it unlikely that the Global Equity Fund would at any time have more than 70% of its assets invested in U.S. securities.

2.                                       Comment:  Footnote 4 to the Annual Fund Operating Expenses table states “Effective February 19, 2007, the Manager has contractually agreed to limit the total annual fund operating expenses, through August 31, 2010, of the MCBT Opportunistic EAFE Fund to 1.25%.  Under the terms of the agreement, if the qualifying expenses fall below 1.25% of the Fund’s average daily net assets, contributions made within a rolling 5-year period will be reimbursed by the MCBT Opportunistic EAFE Fund to the Manager, provided that any such reimbursement will not cause the Fund to exceed the expense limitation level.”  Footnote 3 describes a similar arrangement with respect to the All Countries World ex U.S. Fund and the Global Equity Fund.  In the comment response letter filed on November 24, 2009, you indicated that the Trust believes the 5-year recoupment period for expenses previously waived under the Opportunistic EAFE Fund’s expense limitation is appropriate because it was determined that the contingency of paying recoupment over a 5-year rolling period was neither estimable nor probable.  Please provide a FAS 5 analysis and confirm that the Fund’s independent public accountants agree with this conclusion.

Response:  The Trust’s investment adviser and the Trust have agreed to amend and restate the existing expense limitation agreement to reduce the recoupment period for each of the three Funds noted above from 5 years to 3 years.  The expense limitation agreement, as amended and restated, will provide that expenses waived under the agreement may be recouped by the investment adviser in each of the three fiscal years following the fiscal year in which such expenses were waived.  As you confirmed in a follow-up telephone conversation on March 4, 2010, a 3-year recoupment period calculated as of the end of the fiscal year is consistent with industry practices and accounting guidance on the length of recoupment periods.  As previously noted in our comment response letter filed on November 24, 2009, the MCBT All Countries World ex U.S. Fund and the MCBT Global Equity Fund have not yet started operations, and the MCBT Opportunistic EAFE Fund does not currently have any unreimbursed waived operating expenses.  The 3-year recoupment period will be applied retroactively to the effective date of the original agreement on February 19, 2007.

3.                                       Comment:  The description of portfolio manager compensation states “the Trust’s portfolio managers receive an annual bonus of between 60% and 120% of salary, depending on the seniority of the manager, which is keyed to attaining a minimum target performance over an agreed benchmark. . .”  Please indicate whether performance against the benchmark is measured pre-tax or post-tax and over what period performance is measured.

Response:  The Trust confirms that the performance of each portfolio manager relative to his or her respective benchmark is measured on a pre-tax basis.  The Trust further confirms that each portfolio manager’s performance has historically been measured over a one-year period, but that the Trust’s investment adviser has begun to measure portfolio manager performance over both one-year and three-year periods.  The Trust undertakes to disclose this methodology in future Registration Statement filings.

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As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

Please do not hesitate to call me at 617-951-7647 if you have any questions or require additional information.

Sincerely,

Jeremy McLeod